PHHMC 2008-CIM1 Series 2008-CIM1 (Group II)

The following is a free writing prospectus.  The information in this free writing prospectus is preliminary and is subject to change.

FREE WRITING PROSPECTUS
PHH Mortgage Corporation (Originator and Servicer)

$249,972,609 (Approximate) (Total Offered and Non-Offered Notes)
PHH Mortgage Trust 2008-CIM1 (Issuing Entity) Series 2008-CIM1 (Group II – Fixed Collateral)

ACE Securities Corp. (Depositor) Chimera Investment Corporation (Sponsor and Seller)

Deutsche Bank	Credit Suisse
Co-Lead Underwriter	Co-Lead Underwriter

April 10, 2008

The depositor has filed a registration statement (including a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the depositor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank toll-free at 1-800-503-4611.  This free writing prospectus is not required to contain all information that is required to be included in the base prospectus and the prospectus supplement.  The information in this free writing prospectus is preliminary and is subject to change.  The information in this free writing prospectus, if conveyed prior to the time of your commitment to purchase, supersedes information contained in any prior similar free writing prospectus relating to these securities.  THIS FREE WRITING PROSPECTUS IS NOT AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE SUCH OFFER, SOLICITATION OR SALE IS NOT PERMITTED.  The information in this free writing prospectus may be based on preliminary assumptions about the pool assets and the structure.  Any such assumptions are subject to change.

The analysis in this report is based on information provided by Ace Securities Corp. (the “Depositor”).  Investors are urged to read the base prospectus and the prospectus supplement and other relevant documents filed or to be filed with the Securities and Exchange Commission because they contain important information. Such documents may be obtained without charge at the Securities and Exchange Commission's website at www.sec.gov. Once available, the base prospectus and prospectus supplement may be obtained without charge by contacting Deutsche Bank Securities Inc. (“DBSI”) toll free at 1-800-503-4611. This free writing prospectus is not required to contain all information that is required to be included in the base prospectus and the prospectus supplement (collectively, the “Prospectus”). The information in this free writing prospectus is preliminary and is subject to change. The information in this free writing prospectus, if conveyed prior to the time of your commitment to purchase, supersedes information contained in any prior similar free writing prospectus relating to these securities. This free writing prospectus is not an offer to sell or a solicitation of an offer to buy these securities in any state where such offer, solicitation or sale is not permitted.  You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the “Computational Materials”) which have been prepared by DBSI in reliance upon information furnished by the Depositor.  Numerous assumptions were used in preparing the Computational Materials that may or may not be reflected herein.  As such, no assurance can be given as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance.  These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.  Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods.  In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials.  Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls.  The specific characteristics of the securities may differ from those shown in the Computational Materials by a permitted variance of +/- 5% prior to issuance.  Neither DBSI nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

This free writing prospectus is being delivered to you solely to provide you with information about the offering of the asset-backed securities referred to in this free writing prospectus and to solicit an indication of your interest in purchasing such securities, when, as and if issued.  Any such indication of interest will not constitute a contractual commitment by you to purchase any of the securities.  You may withdraw your indication of interest at any time.

The asset-backed securities referred to in this free writing prospectus are being offered when, as and if issued.  Our obligation to sell securities to you is conditioned on the securities having the characteristics described in this free writing prospectus.  If that condition is not satisfied, we will notify you, and neither the Depositor nor DBSI will have any obligation to you to deliver all or any portion of the securities which you have committed to purchase, and there will be no liability between us as a consequence of the non-delivery.

An investor or potential investor in the Notes (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is related to such tax treatment and tax structure.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY DBSI AND NOT BY THE DEPOSITOR OF THE SECURITIES OR ANY OF ITS AFFILIATES.  DBSI IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE DEPOSITOR IN CONNECTION WITH THE PROPOSED TRANSACTION.

FREE WRITING PROSPECTUS DATED April 10, 2008

PHH Mortgage Trust 2008-CIM1
Series 2008-CIM1
$249,972,609 (Approximate Group II)

(Total Offered and Non-Offered Notes)

All dollar amounts and percentages contained herein are subject to a permitted variance of +/- 5%

Structure Overview(1)
To Call
Class	Approximate Size ($)	Type	Related Collateral (Fixed Rate)	WAL (yrs) to Pricing Speeds(2)	Interest Rate	Interest Accrual Basis	Legal Final Maturity	Expected Ratings (S/M)
Offered Notes
II-1A-1	190,724,000	Super Senior, Fixed	20 yr, 25 yr, 30 yr	4.94	6.00%	30/360	May 2038	AAA / Aaa
II-1A-2	21,191,000	Senior Mezz, Fixed	20 yr, 25 yr, 30 yr	4.94	6.00%	30/360	May 2038	AAA / Aaa
II-2A-1	22,174,000	Super Senior, Fixed	10 yr and 15 yr	4.11	5.50%	30/360	April 2023	AAA / Aaa
II-2A-2	2,464,000	Senior Mezz, Fixed	10 yr and 15 yr	4.11	5.50%	30/360	April 2023	AAA / Aaa
Total Offered	$236,553,000
Non-Offered Notes
II-1-PO	921,184	Senior Principal Only	20 yr, 25 yr, 30 yr	NA	NA	30/360	May 2038	AAA / Aaa
II-1-AX	Notional(3)	Senior Interest Only	20 yr, 25 yr, 30 yr	NA	(4)	30/360	May 2038	AAA / Aaa
II-2-AX	Notional(5)	Senior Interest Only	10 yr and 15 yr	NA	(6)	30/360	May 2038	AAA / Aaa
II-B-1	3,624,000	Variable		NA	WAC(7)	30/360	May 2038	AA / Aa2
II-B-2	2,250,000	Variable		NA	WAC(7)	30/360	May 2038	A / A2
II-B-3	1,500,000	Variable		NA	WAC(7)	30/360	May 2038	BBB / Baa2
II-B-4	1,875,000	Variable		NA	WAC(7)	30/360	May 2038	BB / Ba2
II-B-5	1,375,000	Variable		NA	WAC(7)	30/360	May 2038	B / B2
II-B-6	1,874,425	Variable		NA	WAC(7)	30/360	May 2038	NR / NR
Total Non-Offered	$13,419,609
(1) The Structure is preliminary and subject to change
(2) The Pricing Speed for the Notes is 100% PPC (300 PSA), run to call.
(3) For any Distribution Date, the aggregate principal balance of the Subgroup II-1 Mortgage Loans (excluding the Discount Loans).
(4) For any Distribution Date, a rate equal to the Net WAC of the Subgroup II-1 Mortgage Loans (excluding the Discount Loans) minus the Subgroup II-1 Required Coupon.
(5) For any Distribution Date, the aggregate principal balance of the Subgroup II-2 Mortgage Loans.
(6) For any Distribution Date, a rate equal to the Net WAC of the Subgroup II-2 Mortgage Loans minus the Subgroup II-2 Required Coupon.
(7) For any Distribution Date, a rate equal to the weighted average of the Required Coupons for each Subgroup, weighted by Subordinate Component Balance.

Transaction Overview

The Notes:

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The Class II-1A-1, Class II-1A-2, Class II-2A-1, Class II-2A-2, Class II-1-AX, Class II-2-AX and Class II-1-PO Notes are referred to herein as the “Senior Notes.” The Class II-B-1, Class II-B-2, Class II-B-3, Class II-B-4, Class II-B-5 and Class II-B-6 Notes are referred to herein as the “Subordinate Notes.” Together, the Senior Notes and the Subordinate Notes are referred to herein as the “Notes.”

Offered Notes:	■ The Class II-1A-1, Class II-1A-2, Class II-2A-1 and Class II-2A-2 Notes will also be referred to herein as the “Offered Notes.”

Non-Offered Notes:

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The Class II-1-AX, Class II-2-AX and Class II-1-PO Notes and the Subordinate Notes will also be referred to herein as the “Non-Offered Notes.” The Trust will also issue ownership certificates which will not be entitled to monthly payments of principal and interest.

Collateral:

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All of the mortgage loans (the “Group II Mortgage Loans”) are secured by first liens.

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As of the Cut-off Date, the aggregate stated principal balance of the Group II Mortgage Loans is expected to be approximately $249,972,609.48. The Group II Mortgage Loans will consist of conforming and non-conforming balance, fixed rate mortgage loans with 30 year, 25 year, 20 year, 15 year and 10 year amortization schedules.

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As of the Cut-off Date, the aggregate stated principal balance of the Subgroup II-1 Mortgage Loans is expected to be approximately $224,037,562.99. The Subgroup II-1 Mortgage Loans will consist of conforming and non-conforming balance, fixed rate mortgage loans with 30 year, 25 year and 20 year amortization schedules.

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As of the Cut-off Date, the aggregate stated principal balance of the Subgroup II-2 Mortgage Loans is expected to be approximately $25,935,046.49. The Subgroup II-2 Mortgage Loans will consist of non-conforming balance, fixed rate mortgage loans with 15 year and 10 year amortization schedules.

NOTE:  The information related to the Group II Mortgage Loans described herein reflects preliminary information.  It is expected that on or prior to the Closing Date, certain loans may be prepaid or otherwise removed from the pool of mortgage loans and additional mortgage loans may be added to the pool of mortgage loans.  The characteristics of the pool of mortgage loans may vary from those reflected herein and the aggregate stated principal balance of the Group II Mortgage Loans as of the Closing Date may be greater than or less than the aggregate stated principal balance of the Group II Mortgage Loans presented herein by up to 5%.  Consequently, the initial aggregate class principal balance of the Notes may vary up to 5% from the amounts shown herein.

Pricing Speed:	■ 300 PSA

Trust:	■ PHH Mortgage Trust 2008-CIM1, a Delaware statutory trust.

Depositor:	■ ACE Securities Corp.

Originator and Servicer:	■ PHH Mortgage Corporation. Representations and warranties with respect to the mortgage loans will be made to the trust by PHH Mortgage Corporation.

Sponsor and Seller:	■ Chimera Investment Corporation. The Sponsor will initially retain the Non-Offered Notes and the ownership certificates.

Master Servicer, Securities Administrator and Custodian:	■ Wells Fargo Bank, National Association

Indenture Trustee:	■ HSBC Bank USA, National Association

Owner Trustee:	■ LaSalle Bank

Cut-off Date:	■ April 1, 2008

Closing Date:	■ On or about April 24, 2008

Transaction Overview (Cont.)

Registration:	■ The Offered Notes will be made available in book-entry form through DTC.

Federal Tax Treatment:

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For Federal income tax purposes, the Offered Notes will be characterized as debt and the issuing entity will not be treated as an association or publicly traded partnership taxable as a corporation or as a taxable mortgage pool. Each holder of a Note, by its acceptance of such Note, will agree to treat such Note as debt.

Cleanup Call:	■ 10% Clean-up call (on the balance of the Group II Mortgage Loans only).

Distribution Dates:	■ 25th day of each month, or next business day, commencing in May 2008.

Interest Accrual Period:	■ The interest accrual period with respect to the Notes and a given Distribution Date will be the calendar month preceding such Distribution (calculated on a 30/360 day basis).

Net WAC:

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As to any Distribution Date, a rate equal to the weighted average of the Net Mortgage Rates on the Group II Mortgage Loans as of the beginning of the related Due Period. As to any Group II Mortgage Loan, the Net Mortgage Rate is equal to the mortgage rate on that Group II Mortgage Loan less the Administration Fee Rate for that Group II Mortgage Loan.

Subordinate Component Balance:

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For any Distribution Date, the aggregate principal balance of the Group II Mortgage Loans for the related Subgroup (excluding the PO Percentage of each Discount Mortgage Loan) minus the class principal balance of the related Senior Notes (excluding the Class II-1-PO Notes).

ERISA:

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In general, the Offered Notes are expected to be ERISA eligible, provided that the conditions of an investor-based or statutory exemption are satisfied.  Prospective investors should review with legal advisors as to whether the purchase and holding of the Offered Notes could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Code or other similar laws.

SMMEA:	■ The Offered Notes are expected to constitute “mortgage related securities” under SMMEA so long as they are rated in one of the two highest rating categories by at least one of the Rating Agencies.

Credit Enhancement:	■ Credit Enhancement will be provided by a senior/subordinate shifting interest structure. Subordination for the Senior Notes is expected to be approximately 5.00% initially.

Cashflow Description:

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Distributions on the Notes will be made on each Distribution Date.  The payments to the Notes, to the extent of the available funds, will be made in the following amounts and according to the following priority:

1.

Payments of principal to the Class II-1-PO Notes, the related PO Percentage of principal received on the Subgroup II-1 Discount Mortgage Loans, until reduced to zero.

2.

Payments of interest, pro rata, to the Senior Notes (other than the Class II-1-AX and Class II-2-AX Notes) then entitled to receive interest payments from their respective Subgroup.

3.

Payments of principal, to the Class II-1A-1 and Class II-1A-2 Notes pro rata, until reduced to zero, from the Subgroup II-1 Senior Principal Distribution Amount, and to the Class II-2A-1 and Class II-2A-2 Notes, pro rata, until reduced to zero, from the Subgroup II-2 Senior Principal Distribution Amount.

4.

Payments of interest on the Class II-1-AX and the Class II-2-AX Notes, from their respective Subgroup.

5.

Until the aggregate class principal balance of the Subordinate Notes is reduced to zero, to the Class II-1-PO Notes, principal in the amount equal to the PO Percentage of a loss on a Discount Mortgage Loan to the extent such amount has not been previously reimbursed (“PO Deferred Amounts”).

6.

Payments of interest and then principal sequentially to the Class II-B-1, Class II-B-2, Class II-B-3, Class II-B-4, Class II-B-5 and Class II-B-6 Notes, in that order, so that each such class shall receive interest calculated at a per annum rate equal to its respective Interest Rate multiplied by its respective class principal balance divided by 12 and principal in an amount equal to each such class’ allocable share of the Subordinate Principal Distribution Amount

7.

Payments to the Senior Notes to reimburse them for any unpaid Senior Note Deferred Amounts on a pro rata basis, in proportion to the amount of Senior Note Deferred Amounts for each such Class.

Transaction Overview (Cont.)

Relationship between Subgroups and Notes:

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The Class II-1A-1, Class II-1A-2, Class II-1-AX and Class II-1-PO Notes will receive payments of principal and interest, as applicable, primarily from collections on the Subgroup II-1 Mortgage Loans. The Class II-2A-1, Class II-2A-2 and Class II-2-AX Notes will receive payments of principal and interest, as applicable, primarily from collections on the Subgroup II-2 Mortgage Loans. The Subordinate Notes will receive payments of principal and interest from collections on all Group II Mortgage Loans.

PO Percentage:

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The PO Percentage with respect to any Discount Mortgage Loan will be equal to (i) the excess of the applicable Required Coupon over the net mortgage rate of such Discount Mortgage Loan divided by (ii) the applicable Required Coupon.  The PO Percentage with respect to any Non-Discount Mortgage Loan will be 0%. There are no Discount Mortgage Loans in Subgroup II-2.

Non-PO Percentage:

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The Non-PO Percentage with respect to the Discount Mortgage Loans will be equal to the net mortgage rate of such Discount Mortgage Loan divided by the applicable Required Coupon.  The Non-PO Percentage with respect to any Non-Discount Mortgage Loan will be 100%.

Advances:

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The Servicer will make cash advances with respect to delinquent payments of principal and interest on the Group II Mortgage Loans to the extent the Servicer believes that the cash advances can be repaid from future payments on the Group II Mortgage Loans.  These cash advances are only intended to maintain a regular flow of scheduled interest and principal payments on the Notes and are not intended to guarantee or insure against losses. If the Servicer fails to make any required advance, the Master Servicer will be required to make such advance, subject to its determination of recoverability.

Compensating Interest:

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On each Distribution Date, the Servicer is required to cover certain interest shortfalls as a result of certain prepayments. The maximum amount the Servicer will be required to pay on any Distribution Date will be the servicing fee for the related month. If the Servicer fails to make any required Compensating Interest payment, the Master Servicer will be required to do so up to the master servicing fee.

Administration Fee Rate:

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The Administration Fee Rate with respect to each Group II Mortgage Loan will be equal to the sum of (i) the servicing fee rate, (ii) the master servicing fee rate (iii) the owner trustee fee rate, and (iv) the rate at which the premium payable in connection with any lender paid primary mortgage insurance policy is calculated, if applicable. The Master Servicer will be responsible for the fees of the Securities Administrator, Indenture Trustee and Custodian.

Administration Fee:

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The Administration Fee with respect to each Group II Mortgage Loan and any Distribution Date, will be equal to the product of one-twelfth of (x) the Administration Fee Rate for such Group II Mortgage Loan and (y) the principal balance of that Group II Mortgage Loan as of the first day of the related Due Period (or as of the Cut-Off Date with respect to the first Distribution Date).

Due Period:

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With respect to each Distribution Date, the period from and including the second day of the month preceding the month of the applicable Distribution Date to and including the first day of the month of that Distribution Date.

Prepayment Period:	■ As to any Distribution Date, the calendar month immediately preceding the month in which the Distribution Date occurs.

Limited Cross Collateralization:

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In certain limited circumstances, principal will be distributed to the Senior Notes from the unrelated Subgroup, to the extent not received from the related Subgroup. This would occur only if a Subgroup experienced disproportionately high realized losses causing the class principal balance of the related Senior Notes to exceed the aggregate principal balance of the Group II Mortgage Loans in the related Subgroup.

Transaction Overview (Cont.)

Discount Mortgage Loan:	■ A Discount Mortgage Loan is a Subgroup II-1 Mortgage Loan with a net mortgage rate less than the applicable Required Coupon. There are no Discount Mortgage Loans in Subgroup II-2.

Non-Discount Mortgage Loan:	■ A Non-Discount Mortgage Loan is a Group II Mortgage Loan with a net mortgage rate equal to or greater than the applicable Required Coupon.

Required Coupon:	■ For the Subgroup II-1 Mortgage Loans, 6.00% per annum. For the Subgroup II-2 Mortgage Loans, 5.50% per annum.

Senior Prepayment Percentage:

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The Senior Notes (other than the Class II-1-AX and Class II-2-AX Notes) will be entitled to receive 100% of the principal prepayments on the Group II Mortgage Loans in the related Subgroup on any Distribution Date during the first five years following the Closing Date. Thereafter, the Senior Prepayment Percentage can be reduced to the related Senior Percentage plus: for any Distribution Date during the sixth year after the Closing Date, 70% of the related Subordinate Percentage; for any Distribution Date during the seventh year after the Closing Date, 60% of the related Subordinate Percentage; for any Distribution Date during the eighth year after the Closing Date, 40% of the related Subordinate Percentage; for any Distribution Date during the ninth year after the Closing Date, 20% of the related Subordinate Percentage; and for any Distribution Date thereafter, the related Senior Percentage for that Distribution Date, provided that (i) the sum of (a) the aggregate principal balance of the Group II Mortgage Loans 60 days or more delinquent, averaged over the preceding 6 month period and (b) the aggregate principal balance of Group II Mortgage Loans that have been modified in the previous 12 months, as a percentage of the current aggregate class principal balance of the  Subordinate Notes does not exceed 50%, and (ii) cumulative realized losses incurred on the Group II Mortgage Loans, as a percentage of the original aggregate class principal balance of the Subordinate Notes, do not exceed 30%, 35%, 40%, 45% or 50%, respectively, for each test date.  In the event the Senior Percentage for any Subgroup exceeds the initial Senior Percentage, the Senior Notes will receive all unscheduled principal payments for the Group II Mortgage Loans, regardless of any unscheduled principal payment percentages above.

Subordinate Prepayment Percentage:	■ For any Distribution Date will be 100% minus the related Senior Prepayment Percentage for such Distribution Date.

Senior Percentage:

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With respect to any Distribution Date and the Senior Notes related to each Subgroup, will equal the percentage equivalent of a fraction, the numerator of which is the aggregate class principal balance of such related Senior Notes (not including the related Class II-1-AX, Class II-2-AX and Class II-1-PO Notes) immediately prior to that Distribution Date, and the denominator of which is the aggregate principal balance of the Group II Mortgage Loans in the related Subgroup, other than, with respect to Subgroup II-1, the related PO Percentage of any Discount Mortgage Loans as of the first day of the related Due Period.

Subordinate Percentage:	■ For any Distribution Date will be 100% minus the related Senior Percentage for such Distribution Date.

Principal Distribution Amount:

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With respect to each Distribution Date and Subgroup will be the sum of:

1.

scheduled principal payments on the Group II Mortgage Loans in the related Subgroup due during the related Due Period;

2.

the principal portion of repurchase proceeds received with respect to the Group II Mortgage Loans in the related Subgroup which were repurchased as permitted or required by the sale and servicing agreement during the related Prepayment Period; and

3.

any other unscheduled payments of principal which were received on the Group II Mortgage Loans during the related Prepayment Period, other than prepayments in full, prepayments in part or Liquidation Principal.

Senior Note Deferred Amounts:

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For any Distribution Date and for each class of Senior Notes, the amount by which (x) the aggregate of any realized losses previously applied in reduction of the class principal balance thereof exceeds (y) the sum of (1) the aggregate of amounts previously distributed in reimbursement thereof and (2) the amount by which the class principal balance of such class has been increased due to any subsequent recovery.

Transaction Overview (Cont.)

PO Principal Distribution Amount:

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With respect to each Distribution Date and Subgroup II-1, the aggregate of the related PO Percentage of the portion of the Principal Distribution Amount, Principal Prepayment Amount and Liquidation Principal related to each Discount Mortgage Loan in such Subgroup.

Senior Principal Distribution Amount:

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With respect to any Distribution Date and each Subgroup the sum of:  (i) the product of the related Senior Percentage and the Principal Distribution Amount for that Subgroup (exclusive, with respect to Subgroup II-1 of the portion attributable to the PO Principal Distribution Amount), (ii) the product of the related Senior Prepayment Percentage and the Principal Prepayment Amount for that Subgroup (exclusive, with respect to Subgroup II-1, of the portion attributable to the PO Principal Distribution Amount), and (iii) for each Group II Mortgage Loan in the Subgroup that became a liquidated Group II Mortgage Loan in the prior calendar month, the lesser of the related Senior Percentage of the Stated Principal Balance of such Group II Mortgage Loans (exclusive of the PO Percentage of the Stated Principal Balance of such Group II Mortgage Loan, if applicable) and the related Senior Prepayment Percentage of the Liquidation Principal with respect to that Group II Mortgage Loan (exclusive, with respect to the Subgroup II-1, of the portion attributable to the PO Principal Distribution Amount).

Subordinate Principal Distribution Amount:

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With respect to any Distribution Date and the Subordinate  Notes, the sum of:  (i) for each Subgroup, the product of the related Subordinate Percentage and the Principal Distribution Amount for that Subgroup (exclusive of the portion attributable to the PO Principal Distribution Amount) and (ii) for each Subgroup, the product of the related Subordinate Prepayment Percentage and the Principal Prepayment Amount for that Subgroup (exclusive of the portion attributable to the PO Principal Distribution Amount), and (iii) for each Group II Mortgage Loan that became a liquidated Mortgage Loan in the prior calendar month, any Liquidation Principal for that Group II Mortgage Loan not distributed pursuant to clause (iii) of the definition of the Senior Principal Distribution Amount up to the related Subordinate Percentage of the Stated Principal Balance of such Group II Mortgage Loan(exclusive of the PO Percentage of the Stated Principal Balance thereof, if applicable), reduced by any PO Deferred Amounts paid pursuant to clause 5 under “Cashflow Description” and by any amounts paid to Senior Notes of the unrelated Subgroup as described under Limited Cross Collateralization above.

Principal Prepayment Amount:

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With respect to each Distribution Date and each Subgroup will be the sum of:

1.

all partial principal prepayments and all prepayments in full which were received during the related Prepayment Period and

2.

any subsequent recoveries on Group II Mortgage Loans in that Subgroup received during the related Prepayment Period.

Liquidation Principal:

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With respect to each Distribution Date, the principal portion of net liquidation proceeds received with respect to each Group II Mortgage Loan which became a liquidation Mortgage Loan (but not in excess of the principal balance thereof) during the calendar month preceding the month of such Distribution Date.

Allocation of Losses:

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Realized losses on the Group II Mortgage Loans (other than the PO Percentage of a loss on a Discount Mortgage Loan in Subgroup II-1) will be allocated first to the most junior class of Subordinate Notes outstanding, beginning with the Class II-B-6 Notes, until the class principal balance of each such class of the Subordinate Notes has been reduced to zero, and second, (x) to the extent such realized losses are incurred with respect to the Subgroup II-1 Mortgage Loans, sequentially to the Class II-1A-2 and Class II-1A-1 Notes in that order until the class principal balance of each such class has been reduced to zero and (y) to the extent such realized losses are incurred with respect to the Subroup II-2 Mortgage Loans, sequentially to the Class II-2A-2 Notes and Class II-2A-1 Notes in that order until the class principal balance of each such class has been reduced to zero.

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The Class II-1-PO Notes will be allocated the related PO Percentage of the losses on the related Discount Mortgage Loans in Subgroup II-1.

FOR ADDITIONAL INFORMATION PLEASE CALL:

Deutsche Bank Securities

ABS/MBS Banking
Michael Ciuffo	212-250-7905
Brian Haklisch	212-250-8745
Aarthi Sowrirajan	212-250-4377
Libby Perry	212-250-7906

ABS/MBS Structuring
Tol Ho	212-250-8560
Timur Otunchiev	212-250-7869
Andrew McDermott	212-250-3978

ABS/MBS Collateral
Bryan Faron	212-250-6627